Unaudited interim condensed consolidated financial statements VEON Ltd. As of and for the nine and three-month periods ended September 30, 2025

TABLE OF CONTENTS Interim condensed consolidated income statement 2 Interim condensed consolidated statement of comprehensive income 3 Interim condensed consolidated statement of financial position 4 Interim condensed consolidated statement of changes in equity 5 Interim condensed consolidated statement of cash flows 7 General information about the Group 8 1 General information 8 Operating activities of the Group 12 2 Segment information 12 3 Share-based payments 15 4 Income taxes 17 Investing activities of the Group 18 5 Significant transactions 18 6 Held for sale 24 7 Property and equipment 25 8 Intangible assets 26 Financing activities of the Group 28 9 Investments, debt and derivatives 28 10 Cash and cash equivalents 33 11 Issued capital 34 12 Dividends paid and proposed 35 Additional information 36 13 Related parties 36 14 Risks, commitments, contingencies and uncertainties 38 15 Events after the reporting period 39 16 Basis of preparation of the interim condensed consolidated financial statements 40 VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 1

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

for the nine and three-month periods ended September 30:

		Nine-month period		Three-month period	
(In millions of U.S. dollars, except per share amounts)	**Note**	**2025**	**2024**	**2025**	**2024**
Revenue	2	3,228	3,006	1,115	1,037
Service costs		(333)	(364)	(117)	(136)
Cost of equipment and accessories		(33)	(20)	(16)	(8)
Selling, general and administrative expenses		(1,392)	(1,340)	(470)	(457)
Listing expense	5	(162)	—	(162)	—
Depreciation		(429)	(396)	(149)	(132)
Amortization		(169)	(149)	(55)	(49)
Impairment loss		(6)	(2)	(3)	—
Gain / (loss) on disposal of non-current assets		1	(2)	1	(1)
Gain / (loss) on disposal of subsidiaries	5	400	146	(97)	146
Other operating income		13	1	12	1
Operating profit		**1,118**	**880**	**59**	**401**
Finance costs		(392)	(372)	(146)	(123)
Finance income		34	32	14	10
Other non-operating gain / (loss), net		27	23	(4)	2
Net foreign exchange (loss) / gain		(58)	(8)	(6)	4
Profit / (loss) before tax		**729**	**555**	**(83)**	**294**
Income taxes	4	(130)	(161)	(44)	(67)
Profit / (loss) for the period		**599**	**394**	**(127)**	**227**
Attributable to:					
The owners of the parent		563	334	(131)	209
Non-controlling interest		36	60	4	18
		599	**394**	**(127)**	**227**
Basic and diluted earnings / (loss) per share attributable to ordinary equity holders of the parent		**$0.32**	**$0.19**	**($0.08)**	**$0.12**

** Certain prior period comparatives have been represented to conform with the current year presentation. For details refer to Note 2 - Segment information.*

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the nine and three-month periods ended September 30: Nine-month period Three-month period (In millions of U.S. dollars) Note 2025 2024 2025 2024 Profit / (loss) for the period 599 394 (127) 227 Items that may be reclassified to profit or loss Foreign currency translation 7 (99) (2) (23) Reclassification of accumulated foreign currency translation reserve to income statement upon disposal of subsidiaries 5 (355) (36) 99 (36) Items that will not be reclassified to profit or loss Fair value re-measurement of financial instruments 9 7 (8) — (2) Other — (2) — (2) Other comprehensive (loss) / income, net of tax (341) (145) 97 (63) Total comprehensive income / (loss), net of tax 258 249 (30) 164 Attributable to: The owners of the parent 225 194 (31) 149 Non-controlling interests 33 55 1 15 258 249 (30) 164 The accompanying notes are an integral part of these interim condensed consolidated financial statements. VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of: (In millions of U.S. dollars) Note September 30, 2025 December 31, 2024 Assets Non-current assets Property and equipment 7 3,566 3,016 Intangible assets 8 1,535 1,510 Investments and derivatives 9 229 65 Deferred tax assets 423 368 Other assets 177 177 Total non-current assets 5,930 5,136 Current assets Inventories 24 15 Trade and other receivables 549 463 Investments and derivatives 9 365 357 Current income tax assets 49 63 Other assets 233 241 Cash and cash equivalents 10 1,663 1,689 Total current assets 2,883 2,828 Assets classified as held for sale 6 — 72 Total assets 8,813 8,036 Equity and liabilities Equity Equity attributable to equity owners of the parent 1,382 1,099 Non-controlling interests 265 158 Total equity 1,647 1,257 Non-current liabilities Debt and derivatives 9 4,032 3,028 Provisions 45 48 Deferred tax liabilities 29 27 Other liabilities 18 22 Total non-current liabilities 4,124 3,125 Current liabilities Trade and other payables 1,256 1,276 Debt and derivatives 9 1,111 1,666 Provisions 87 73 Current income tax payables 105 179 Other liabilities 479 432 Total current liabilities 3,038 3,626 Liabilities associated with assets held for sale 6 4 28 Total equity and liabilities 8,813 8,036 The accompanying notes are an integral part of these interim condensed consolidated financial statements. VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the nine-month period ended September 30, 2025:

			Attributable to equity owners of the parent							
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non-controlling interests	Total equity
As of December 31, 2024		**1,765,484,059**	**2**	**12,753**	**(1,953)**	**(3,530)**	**(6,173)**	**1,099**	**158**	**1,257**
Profit for the period		—	—	—	—	563	—	563	36	599
Transfer from OCI to income statement on disposal of subsidiaries	5	—	—	—	—	—	(355)	(355)	—	(355)
Other comprehensive income / (loss)		—	—	—	7	—	10	17	(3)	14
Total comprehensive income / (loss)		—	—	—	7	563	(345)	225	33	258
Dividends declared	12	—	—	—	—	—	—	—	(67)	(67)
Share repurchases	11	(48,722,275)	—	—	(93)	—	—	(93)	—	(93)
Listing of subsidiary via de-SPAC transaction	5	—	—	—	(88)	—	215	127	141	268
Other	3 & 13	8,128,325	—	—	24	—	—	24	—	24
As of September 30, 2025		**1,724,890,109**	**2**	**12,753**	**(2,103)**	**(2,967)**	**(6,303)**	**1,382**	**265**	**1,647**

for the nine-month period ended September 30, 2024:

			Attributable to equity owners of the parent							
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non-controlling interests	Total equity
As of December 31, 2023		**1,755,964,785**	**2**	**12,753**	**(1,968)**	**(3,939)**	**(5,990)**	**858**	**213**	**1,071**
Profit for the period		—	—	—	—	334	—	334	60	394
Transfer from OCI to income statement on disposal of subsidiary	5	—	—	—	—	—	(36)	(36)	—	(36)
Other comprehensive loss		—	—	—	(7)	(3)	(94)	(104)	(5)	(109)
Total comprehensive income / (loss)		—	—	—	(7)	331	(130)	194	55	249
Dividends declared	12	—	—	—	—	—	—	—	(44)	(44)
Disposal of subsidiaries with non-controlling interests	5	—	—	—	—	—	—	—	(22)	(22)
Other	13	12,421,024	—	—	20	(1)	—	19	1	20
As of September 30, 2024		**1,768,385,809**	**2**	**12,753**	**(1,955)**	**(3,609)**	**(6,120)**	**1,071**	**203**	**1,274**

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 5 for the three-month period September 30, 2025:

(In millions of U.S. dollars)	Note	Number of shares outstanding	Attributable to equity owners of the parent: Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non-controlling interests	Total equity
July 1, 2025		**1,728,844,934**	**2**	**12,753**	**(1,995)**	**(2,836)**	**(6,618)**	**1,306**	**190**	**1,496**
(Loss) / profit for the period		—	—	—	—	(131)	—	(131)	4	(127)
Transfer from OCI to income statement on disposal of subsidiary	5	—	—	—	—	—	99	99	—	99
Other comprehensive income / (loss)		—	—	—	—	—	1	1	(3)	(2)
Total comprehensive income / (loss)		—	—	—	—	(131)	100	(31)	1	(30)
Dividends declared	12	—	—	—	—	—	—	—	(67)	(67)
Share repurchases	11	(12,083,150)	—	—	(25)	—	—	(25)	—	(25)
Listing of subsidiary via de-SPAC transaction	5	—	—	—	(88)	—	215	127	141	268
Other	3 & 13	8,128,325	—	—	5	—	—	5	—	5
September 30, 2025		**1,724,890,109**	**2**	**12,753**	**(2,103)**	**(2,967)**	**(6,303)**	**1,382**	**265**	**1,647**

for the three-month period September 30, 2024:

(In millions of U.S. dollars)	Note	Number of shares outstanding	Attributable to equity owners of the parent: Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non-controlling interests	Total equity
July 1, 2024		**1,766,318,855**	**2**	**12,753**	**(1,972)**	**(3,817)**	**(6,062)**	**904**	**214**	**1,118**
Profit for the period		—	—	—	—	209	—	209	18	227
Transfer from OCI to income statement on disposal of subsidiary	5	—	—	—	—	—	(36)	(36)	—	(36)
Other comprehensive loss		—	—	—	(1)	(1)	(22)	(24)	(3)	(27)
Total comprehensive income / (loss)		—	—	—	(1)	208	(58)	149	15	164
Dividends declared	12	—	—	—	—	—	—	—	(5)	(5)
Disposal of subsidiaries with non-controlling interests	5	—	—	—	—	—	—	—	(22)	(22)
Other		2,066,954	—	—	18	—	—	18	1	19
September 30, 2024		**1,768,385,809**	**2**	**12,753**	**(1,955)**	**(3,609)**	**(6,120)**	**1,071**	**203**	**1,274**

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 6

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS for the nine-month period ended September 30: Nine-month period (In millions of U.S. dollars) Note 2025 2024 Operating activities Profit before tax 729 555 Non-cash adjustments to reconcile profit before tax to net cash flows Depreciation, amortization and impairment loss 604 547 (Gain) / loss on disposal of non-current assets (1) 2 Gain on disposal of subsidiaries, net (400) (146) Finance costs 392 372 Finance income (34) (32) Other non-operating gain, net (27) (23) Net foreign exchange loss 58 8 Listing expense 162 — Changes in trade and other receivables and prepayments (129) (93) Changes in inventories (10) (6) Changes in trade and other payables 29 47 Changes in provisions, pensions and other 80 40 Interest paid (266) (310) Interest received 28 26 Income tax paid (323) (200) Net cash flows from operating activities 892 787 Investing activities Purchase of property, plant and equipment (523) (490) Purchase of intangible assets (152) (191) Payment on deposits (21) (14) Receipts from / (investment in) financial assets 24 (89) Acquisition of a subsidiary, net of cash acquired 5 (151) (2) Proceeds from sales of share in subsidiaries, net of cash 5 & 9 378 — Proceeds from sales of property, plant and equipment 4 102 Net outflows on loans granted (40) (65) Other outflows from investing activities, net — (2) Net cash flows used in investing activities (481) (751) Financing activities Proceeds from borrowings, net of fees paid* 9 832 481 Repayment of debt (1,327) (1,357) Dividends paid to non-controlling interests — (15) Share repurchases 11 (93) — Proceeds from subsidiary listing, net of fees 132 — Net cash flows used in financing activities (456) (891) Net decrease in cash and cash equivalents (45) (855) Net foreign exchange difference 6 (16) Cash and cash equivalents classified as held for sale at the beginning of the period 14 — Cash and cash equivalents classified as held for sale at the end of the period — (12) Cash and cash equivalents at beginning of period, net of overdrafts ** 1,688 1,902 Cash and cash equivalents at end of period 10 1,663 1,019 * Fees paid for borrowings were US$8 (2024: US$16) ** Overdrawn account at the beginning of the presented period was US$1 (2024: Nil). The accompanying notes are an integral part of these interim condensed consolidated financial statements. VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 7

GENERAL INFORMATION ABOUT THE GROUP 1 GENERAL INFORMATION VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business are currently located at Unit 1703 Index Tower (East Tower), Dubai (DIFC), the United Arab Emirates. VEON generates revenue from its comprehensive telecommunications and digital services (including voice, fixed broadband, data, cloud services, digital financial services offerings (which encompasses a variety of financial services), content streaming, digital health and other services) as well as owning and operating network infrastructure. The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated. VEON’s ADSs are listed on the Nasdaq Capital Market (“Nasdaq”). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2024 as included in the Annual Report on the Form 20-F filed on April 25, 2025. Certain information included in these interim condensed consolidated financial statements was derived from the 2024 Form 20-F. Major developments during the nine-month period ended September 30, 2025 VEON sale of its Pakistan tower portfolio to Engro Corp On December 5, 2024, VEON announced that it is entering into a strategic partnership with Engro Corporation Limited (“Engro Corp”) with respect to the pooling and management of its infrastructure assets, starting in Pakistan. Under the partnership, VEON's infrastructure assets under Deodar (Private) Limited (“Deodar”), a wholly owned subsidiary of VEON, will vest into Engro Corp via a scheme of arrangement upon completion of conditions under the partnership which primarily include receipt of regulatory approvals from relevant Government authorities in Pakistan. VEON will continue to lease Deodar’s extensive infrastructure for the provision of nationwide mobile voice and data services under a long-term partnership agreement. On June 3, 2025, upon successful completion of the transaction after all regulatory and other approvals were obtained, control over Deodar was assessed to be transferred to Engro Corp. Refer to Note 5 - Significant transactions of these interim condensed consolidated financial statements for further details. Appointment of new Chief Financial Officer and equity award On January 9, 2025, VEON announced the appointment of Burak Ozer as Group Chief Financial Officer (“GCFO”), effective January 9, 2025. Burak succeeded Joop Brakenhoff, who continues to serve VEON as an Advisor to the Group CEO. On April 2, 2025, a service based one-off equity award of 250,000 shares was granted to Burak Ozer under the 2021 Deferred Share Plan. 50% of the award will vest on March 31, 2026, and the remaining 50% will vest on March 31, 2027. Business combination agreement with Cohen Circle to list Kyivstar on Nasdaq On January 13, 2025, VEON and Cohen Circle Acquisition Corp. I (“Cohen Circle”), a special purpose acquisition company (“SPAC”), announced the signing of a letter of intent ("LOI") to enter into a business combination with the aim of indirectly listing JSC Kyivstar ("Kyivstar"), a wholly owned subsidiary of VEON Holdings B.V. ("VEON Holdings"), on the Nasdaq Stock Market LLC (“Nasdaq”) in the United States. On March 18, 2025, certain subsidiaries of VEON and Cohen Circle entered into a business combination agreement (the “BCA”) for the proposed business combination of Kyivstar Group Ltd. ("Kyivstar Group"), a newly incorporated Bermudan company, and Cohen Circle. Pursuant to the terms of the BCA, VEON Amsterdam B.V. (“VEON Amsterdam”) sold VEON Holdings and its subsidiaries to Kyivstar Group. On August 14, 2025, Cohen Circle merged with a subsidiary of the Company, with Cohen Circle surviving. As part of this transaction, Kyivstar Group, the parent company of Kyivstar, effectively acquired Cohen Circle’s net assets of approximately US$162 (consisting of US$178 in cash and liabilities of US$16 in accrued transaction costs), in exchange for certain Kyivstar Group common shares, vesting securities and warrants. As a result of the transaction, Kyivstar Group recognized a listing expense calculated as the excess of the consideration transferred above the net assets of Cohen Circle. The listing expense of US$162 was recognized in accordance with IFRS 2, Share-based payment ("IFRS 2"), and calculated based on the total fair Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 8 value of equity issued of US$324, net of the Cohen Circle’s net assets acquired of US$162. As a result, VEON’s interest in Kyivstar Group decreased from 100% to 89.6%. Following the consummation of the business combination on August 14, 2025, the common shares and warrants of Kyivstar Group trade on Nasdaq under the ticker symbol “KYIV” and “KYIVW,” respectively. Refer to Note 5 - Significant transactions of these interim condensed consolidated financial statements for further discussion. VEON appoints new members to the Group Executive Committee On January 16, 2025, VEON announced the additional rotational appointments to its Group Executive Committee (“GEC”) by appointing two operating company Chief Executive Officers ("CEOs"), Aamir Ibrahim, CEO of Jazz and the Chair of Mobilink Bank in Pakistan, and Yevgen Nastradin, CEO of Beeline Kazakhstan, to the GEC effective January 1, 2025, in addition to their country CEO responsibilities. VEON proceeds with Share Buyback Program VEON’s Board of Directors approved a share buyback program of up to US$100 on July 31, 2024. On March 24, 2025, VEON commenced the second phase of its previously announced share buyback program with respect to the Company’s ADSs. This second phase of the buyback was in the amount of up to US$35. The second phase of the share buyback program was launched after completion of the US$30 first phase on January 27, 2025. On June 16, 2025, VEON announced that it would commence the third phase of the share buyback program with respect to VEON's ADSs in the amount of up to US$35 after the successful completion of the second phase on May 21, 2025. Cumulatively, all three phases of the program have resulted in the repurchase of 53,746,450 shares (which is the equivalent to 2,149,858 ADSs) for a cumulative amount of US$100. Refer to Note 11 - Issued capital of these interim condensed consolidated financial statements for further discussion. Unanimous Support from Noteholders Voting in Consent Solicitation On January 30, 2025, VEON announced, the successful completion of a bond consent solicitation process undertaken by VEON Holdings. Pursuant to this consent solicitation process, VEON secured approval from holders of its 2027 bonds (ISIN: Reg S: XS2824764521/ Rule 144A: XS2824766146) to substitute VEON Holdings with VEON Midco B.V. ("VEON MidCo") as the Issuer and to make certain other amendments to the terms and conditions of the Issuer’s Senior Unsecured Notes due November 25, 2027. At the January 30, 2025 meeting, 95.83% of the bonds were represented, and the proposal received unanimous support. VEON MidCo substituted VEON Holdings as the Issuer on April 8, 2025, upon completion of the demerger. VEON’s Kyivstar Expands Digital Portfolio with Acquisition of Uklon, Ukraine’s Top Ride-Hailing Business On March 19, 2025, VEON announced its wholly-owned subsidiary Kyivstar signed an agreement to acquire Uklon group (“Uklon”), a leading Ukrainian ride-hailing and delivery platform. Kyivstar acquired 97% of Uklon shares for a total consideration of US$158 upon the closing of the transaction. Kyivstar also entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon, which may be exercised during the period beginning on the third anniversary of completion and ending on the tenth anniversary of completion. The agreement was subject to customary closing conditions and approvals that were obtained on April 2, 2025 and the acquisition was completed. Refer to Note 5 - Significant transactions of these interim condensed consolidated financial statements for further discussion. Successful Syndication of US$210 Term Loan On March 27, 2025, VEON announced the successful syndication of a 24-month, US$210 senior unsecured term loan under a new facility agreement from a consortium of international lenders, including Industrial and Commercial Bank of China (“ICBC”) Standard Bank and leading Gulf Cooperation Council (“GCC”) banks. The facility will bear interest at Term Secured Overnight Funding Rate (“SOFR”) plus 425 bps. Following the legal demerger of VEON Holding, VEON Midco is the substituted borrower. The facility was fully drawn in early April 2025. VEON Publishes 2024 Integrated Annual Report On April 14, 2025, the Company announced the publication of its 2024 Integrated Annual Report (“IAR”), showcasing a year of strong operational and financial performance, and commitment to positive social impact. The IAR also provided the Company’s stakeholders with essential information ahead of the 2025 Annual General Meeting of Shareholders (the “AGM”) held on May 8, 2025, including a summary of some of our key accomplishments during the 2024 reporting period and details of the Company’s corporate governance structure, as well as the Group’s unaudited remuneration report for the year ended December 31, 2024. 2024 Form 20-F filed with the SEC The Company filed its Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”) with the SEC on April 25, 2025. Equity award to GEC Member Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 9

On April 28, 2025, a GEC member, was granted a Short Term Incentive (“STI”) equity award of 118,850 common shares under the Deferred Share Plan (“DSP”). The award vested immediately upon grant. Subsequently, on July 10, 2025, the award was modified to be a cash-settled award and settled by the Company. Pakistan Mobile Communication Limited bilateral credit facilities In April 2025, Pakistan Mobile Communication Limited (“PMCL”) signed and utilized PKR 5 billion (US$18) each from bilateral facilities from Bank Alfalah Limited and Habib Bank Limited, totaling PKR 10 billion (US$36). Each facility has a maturity of 10 years. In May 2025, PMCL signed and utilized PKR 32 billion (US$113) from three bilateral facilities from Askari Bank Limited, Faysal Bank Limited and Meezan Bank Limited. Each facility has a maturity of 10 years. Issuance of PKR Sukuk bond by PMCL In April 2025, PMCL issued a short-term PKR sukuk bond of PKR 15 billion (US$53) having a maturity of six months. VEON Shareholders Re-elect Board at 2025 AGM Following the announcement on March 31, 2025, VEON held its 2025 AGM on May 8, 2025. During the AGM, VEON's shareholders approved the re-election of the seven directors who served on VEON's board of directors (the "Board") in the previous term. VEON welcomed back its founder Augie K Fabela II, Andrei Gusev, Rt. Hon. Sir Brandon Lewis CBE, Duncan Perry, 70th U.S. Secretary of State Michael R. Pompeo, Michiel Soeting and VEON Group CEO Kaan Terzioglu to the Board. Following the AGM, the new Board held its inaugural meeting, and re-elected VEON’s Founder Augie K Fabela II as the Chairman for a second term. Bangladesh Telecommunications Regulatory Commission Provision Release In May 2025, VEON has re-assessed the provision for Bangladesh Telecommunications Regulatory Commission (“BTRC”) claims related to revenue sharing. Based on the regulatory reform and supported by legal opinion, a release of BDT 3.58 billion (US$29) was recognized in selling, general and administrative expenses. Approval of the Umbrella Incentive Plan and 2025 Grants to the GEC In May 2025 the Remuneration Committee approved the VEON Umbrella Incentive Plan (“Umbrella Incentive Plan”). Following the HQ move to Dubai, this plan will help to establish a flexible, market-aligned framework that consolidates the Performance Share Award and Deferred Share Award plan rule into a single plan designed to support retention, reward performance, and align with shareholder interests. Certain GEC members (excluding Omiyinka Doris, refer to discussion below) were granted a long-term incentive award for a total of 8,266,750 common shares under the Umbrella Incentive Plan in May 2025. These awards are subject to a market condition tied to an absolute share price target for a total of shares. These grants have a three-year vesting period with vesting scheduled for December 31, 2027. Additionally, two rotational GEC members were granted a long-term incentive award for a total of 755,825 common shares on target under the Umbrella Incentive Plan in May 2025. These awards are subject to non-market performance condition scorecards for their respective operating company also with a three-year vesting period ending on December 31, 2027. Bangladesh Finance Ordinance 2025 On June 2, 2025, the Bangladesh tax authorities enacted the Bangladesh Finance Ordinance 2025. This adopted new legislation includes, amongst others, changes made to the calculation for the minimum taxes and the respective tax accounting treatment for these minimum taxes to be adjustable against future profits and treated as advance tax payments. This change in fiscal policy created a positive/release of selling, general and administrative expense, US$17 impact on our consolidated income statement that was reflected in the second quarter of 2025. Islamabad High Court adverse tax judgment against PMCL Deodar During the quarter ended June 30, 2025, significant changes occurred in the tax environment relevant to the Deodar tax case. In May 2025, a new Tax Laws Amendment Ordinance was enacted granting the Federal Board of Revenue (“FBR”) broad enforcement powers, In April 2025, an adverse decision concerning another major operator in the telecommunications industry introduced new interpretations regarding the applicability of Section 97, conditions which did not exist as of March 31, 2025. Additionally, an adverse Islamabad High Court ruling related to PMCL Deodar was issued on June 11, 2025. Following these developments, the Company, in line with its policy under IFRIC 23, initiated a reassessment of its uncertain tax positions. The Company engaged external tax advisors to evaluate the impact of these new facts and circumstances. As a result, management updated its judgment regarding the Deodar tax case, reclassifying the risk from remote to probable, and recognized the related tax exposure as a provision. This reassessment constituted a change in estimate, which has been applied prospectively as required by IAS 8 and IFRIC 23. Subsequently, the Company proactively engaged with the tax authorities, Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 10 seeking resolution via a composite settlement framework totaling US$158. A provision of US$36 was already existing on PMCL's books, resulting in an additional tax expense of US$122 recognized during the second quarter of 2025. Changes to the GEC On June 17, 2025, the Company announced that Omiyinka Doris chose to step aside from her role as Group General Counsel of the Company effective July 1, 2025. Omiyinka will continue as an Advisor to the Group Chief Executive Officer and will remain based in Amsterdam. Omiyinka has voluntarily surrendered, without consideration, all rights to the 2024 grant under the Long- Term Incentive Plan (“LTIP”) rules. This grant covered 2,055,292 common shares and was subject to a Total Shareholder Return performance condition, with a three-year vesting period scheduled to conclude on December 31, 2026. Omiyinka was granted a one-time, service-based equity award under the Umbrella Plan. The new award, granted June 17, 2025, comprises 685,000 common shares and will vest as follows: 40% on February 28, 2026, 40% on October 31, 2026, and 20% on January 31, 2027. Vitaly Shmakov was appointed as the Acting General Counsel effective July 1, 2025, based out of VEON's headquarters in DIFC, United Arab Emirates. VEON raises US$200 in Private Bond Placement On July 2, 2025, VEON announced that it completed the pricing of a private placement of US$200 of senior unsecured notes due 2029 with institutional investors. The bond proceeds were received on July 15, 2025. The notes, issued by VEON MidCo priced at par and have an annual interest rate of 9%. The instrument’s credit rating from S&P and Fitch is BB-. The notes are guaranteed by VEON Amsterdam and rank pari passu with VEON HQ’s outstanding debt. Sale of stake in Beeline Kyrgyzstan On August 12, 2025, VEON announced that it completed the sale of Sky Mobile LLC, operating under the Beeline brand in Kyrgyzstan, to Open Joint Stock Company “Eldik Bank.” The transaction was completed following receipt of all necessary regulatory approvals. Refer to Note 5 - Significant transactions and Note 6 - Held for sale of these interim condensed consolidated financial statements for further discussion. For other significant investing and financing activities during the nine-month period ended September 30 2025, refer to the sections "Investing activities of the Group" and "Financing activities of the Group" included here within. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 11

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

OPERATING ACTIVITIES OF THE GROUP

2 SEGMENT INFORMATION

Management analyzes the Company's operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.

Management evaluates the performance of the Company's segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses, share of profit / loss of joint ventures and associates and listing expense (**"Adjusted EBITDA"**) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (**"CAPEX excl. licenses and ROU"**). Management does not analyze assets or liabilities by reportable segments.

Reportable segments in accordance with IFRS 8, *Operating Segments*, consist of Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh.

We also present our results of operations for "HQ and eliminations" and "Others" separately, although these are not reportable segments. "HQ, eliminations and Others" represents our operations in Kyrgyzstan and transactions related to management activities within the Group. Operations in Kyrgyzstan has been sold during the three-months ended September 30, 2025, for further details refer to *Note 5 - Significant transactions* of these interim condensed consolidated financial statements.

Starting with the third quarter of 2025, total revenue is disaggregated into telecommunication and infrastructure revenue and, separately, digital revenue (previously total revenue was presented as mobile service revenue, fixed service revenue, sale of equipment and accessories and other revenue) which is more aligned with the disclosures in the VEON external quarterly earnings releases and reflects how management reviews and evaluates the Group's performance. Comparative figures were adjusted to align with the current period presentation.

Revenue disaggregation and other financial information by reportable segment for the nine and three-month periods ended September 30, is presented in the following tables. Inter-segment transactions are not material, and are made on terms which are comparable to transactions with third parties.

For the nine-month period ended September 30:

	Telecommunication and Infrastructure revenue		Digital revenue		Total revenue *	
	2025	2024	2025	2024	2025	2024
Pakistan	853	783	333	244	1,186	1,027
Ukraine	768	659	74	15	842	674
Kazakhstan	525	597	76	63	601	660
Uzbekistan	200	195	24	8	224	203
Bangladesh	330	402	15	2	345	404
HQ, eliminations and Others	27	38	3	—	30	38
Total segments	**2,703**	**2,674**	**525**	**332**	**3,228**	**3,006**

** Total revenue includes service revenue of US$3,187 (2024:US$2,989) and revenue from sale of equipment and accessories of US$41 (2024:US$17).*

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 12

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Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

	Selling, General and Administrative Expenses *		Adjusted EBITDA		CAPEX exc. licenses and ROU **	
	2025	2024	2025	2024	2025	2024
Pakistan	547	464	512	450	135	119
Ukraine	280	220	480	379	252	147
Kazakhstan	193	208	309	349	125	105
Uzbekistan	112	109	82	73	48	66
Bangladesh	145	189	175	146	19	51
HQ, eliminations and Others	115	150	(75)	(114)	6	13
Total segments	**1,392**	**1,340**	**1,483**	**1,283**	**585**	**501**

** Upon adoption of IFRIC agenda decision in July 2024, on the disclosure of revenues and expenses for reportable segments related to application of requirements of IFRS 8, the Company has included Selling, general and administrative expenses by reportable segment, including comparative information.*

*** This includes additions on property, plant and equipment of US$1,037 (2024: US$559), intangible assets of US$84 (2024: US$68) after deducting additions in licenses of US$1 (2024: US$1), right-of-use assets of US$514 (2024: US$125), and additions in the period which were prepaid of US$21 (2024: nil).*

For the three-month period ended September 30:

	Telecommunication and Infrastructure revenue		Digital revenue		Total revenue *	
	2025	2024	2025	2024	2025	2024
Pakistan	289	270	116	90	405	360
Ukraine	264	244	36	6	300	250
Kazakhstan	185	201	27	22	212	223
Uzbekistan	68	67	9	3	77	70
Bangladesh	107	122	10	—	117	122
HQ, eliminations and Others	4	12	—	—	4	12
Total segments	**917**	**916**	**198**	**121**	**1,115**	**1,037**

** Total revenue includes service revenue of US$1,092 (2024:US$1,031) and revenue from sale of equipment and accessories of US$23 (2024:US$6).*

	Selling, General and Administrative Expenses *		Adjusted EBITDA		CAPEX exc. licenses and ROU **	
	2025	2024	2025	2024	2025	2024
Pakistan	177	163	186	149	44	48
Ukraine	97	78	171	144	100	62
Kazakhstan	65	78	114	106	57	55
Uzbekistan	40	37	26	25	11	9
Bangladesh	51	52	49	50	7	16
HQ, eliminations and Others	40	49	(22)	(37)	1	8
Total segments	**470**	**457**	**524**	**437**	**220**	**198**

** Upon adoption of IFRIC agenda decision in July 2024, on the disclosure of revenues and expenses for reportable segments related to application of requirements of IFRS 8, the Company has included Selling, general and administrative expenses by reportable segment, including comparative information.*

*** This includes additions on property, plant and equipment of US$237 (2024: US$198), intangible assets of US$26 (2024: US$30) after deducting additions in licenses of US$0 (2024: US$1) and right-of-use assets of US$43 (2024: US$29).*

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 13

The following table provides the reconciliation of Total Adjusted EBITDA to Profit before tax for the nine and three-month periods ended September 30: Nine-month period Three-month period 2025 2024 2025 2024 Total Adjusted EBITDA 1,483 1,283 524 437 Adjustments to reconcile Total Adjusted EBITDA to Profit before tax Net foreign exchange (loss) / gain (58) (8) (6) 4 Other non-operating gain / (loss), net 27 23 (4) 2 Finance income 34 32 14 10 Finance costs (392) (372) (146) (123) Gain / (loss) on disposal of subsidiaries 400 146 (97) 146 Gain / (loss) on disposal of non-current assets 1 (2) 1 (1) Impairment loss (6) (2) (3) — Amortization (169) (149) (55) (49) Depreciation (429) (396) (149) (132) Listing expense (162) — (162) — Profit / (loss) before tax 729 555 (83) 294 Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 14

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Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

3 SHARE-BASED PAYMENTS

The following table sets forth the total share-based payment expense for the nine and three-month periods ended September 30 in relation to all directors and employees of the Company.

	Nine-month period		Three-month period	
	2025	2024	2025	2024
Equity-settled share-based payment expense	22	15	5	3
Cash-settled share-based payment expense	5	8	3	3
Total share-based compensation expense	**27**	**23**	**8**	**6**

The following table sets forth the total share-based payment liability in relation to all directors and employees of the Company.

	September 30, 2025	December 31, 2024
Current liability	7	6
Non-current liability	5	9
Total liability for share-based payments	**12**	**15**

Umbrella Incentive Plan

In May 2025 the Remuneration Committee approved the VEON Ltd. Umbrella Incentive Plan ("**Umbrella Plan**"). Following the HQ move to Dubai this plan will help to establish a flexible, market-aligned framework that consolidates the Performance Share Award and Deferred Share Award plan rule into a single plan designed to support retention, reward performance, and align with shareholder interests.

On August 15, 2025, certain operating company executives were granted LTI award of 24,058 equity-settled ADSs (equivalent to 601,450 common shares) and 1,022 cash-settled ADSs (equivalent to 25,550 common shares) under the Umbrella Plan. These awards are subject to a market condition tied to an absolute share price target, applicable to the total number of shares granted. These grants have a three-year performance period with vesting scheduled for December 31, 2027. The fair value of the awards with market performance condition was determined using the Monte Carlo simulation that takes into account the likelihood of the performance condition being satisfied.

The following table sets forth the principal assumptions applied by VEON in determining the fair value of the newly issued equity settled share-based payment instruments with market performance conditions and for liability-settled awards with market performance conditions remeasured at September 30, 2025:

Assumptions affecting inputs to fair value model	Equity-settled	Cash-settled liability
Annual risk-free rates of return and discount rates (%)	3.73 %	3.62 %
Long-term dividend yield (%)	— %	— %
Volatility of share price (%)	43.09 %	44.45 %
Share price (p)*	$ 2.32	$ 2.18

** To ensure data consistency, all awards were converted to VEON common share price equivalents.*

Deferred Share Plan

During Q3 2025, a total of 88,031 ADSs (equivalent to 2,200,775 common shares) were transferred to employees in settlement of various equity awards that vested in December 2024, March 2025, and April 2025. In connection with these transfers, 16,979 ADSs (equivalent to 424,466 common shares) were withheld to satisfy such employees' tax withholding obligations.

During Q3 2025, 4,754 ADSs (equivalent to 118,850 common shares) and 41 ADSs (equivalent to 1,025 common shares) originally granted as equity-settled awards to a former GEC and an employee, respectively, were reclassified as cash-settled awards and fully settled during the quarter. In addition, in July 2025, 26,433 ADSs (equivalent to 660,819 common shares) classified as cash-settled awards were paid and settled for a former employee.

On September 23, 2025, an employee irrevocably and unconditionally surrendered an equity-settled award of 41 ADSs (equivalent to 1,025 common shares) without consideration. As a result, the award was cancelled and lapsed with immediate effect

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 15

On August 26, 2025, two equity-settled awards of 20,000 ADSs (equivalent to 500,000 common shares) and 10,953 ADSs (equivalent to 273,825 common shares) that were granted and vested in April 2024 were transferred to a VEON board member. The transfer was completed upon the expiration of the applicable restriction period. In addition, on July 31, 2025, 10,953 ADSs (equivalent to 273,825 common shares) classified as cash-settled awards were paid and settled for a former Board Member. Long-Term Incentive Plan During Q3 2025, a total of 96,989 ADSs (equivalent to 2,424,725 common shares) were transferred to the operating company executives in connection with the equity awards that vested in December 2024. In connection with these transfers, 4,631 ADSs (equivalent to 115,786 common shares) were withheld to satisfy the recipients' tax withholding obligations. On September 15, 2025, a total of 109,160 ADSs (equivalent to 2,729,000 common shares) were transferred to a member of GEC. These equity awards were originally granted on January 10, 2024, and vested on July 31, 2024. The transfer was completed following the expiration of the Regulation S Category 3 holding period in August 2025. Share-based payments to non-employees Refer to Note 13 - Related parties of these interim condensed consolidated financial statements for specific disclosures related to the Impact Investments agreement. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 16

4 INCOME TAXES Income tax expense is the total of the current and deferred income taxes. The Group calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. Income tax expense consisted of the following for the nine and three-month periods ended September 30: Nine-month period Three-month period 2025 2024 2025 2024 Current income taxes (259) (196) (39) (49) Deferred income taxes 129 35 (5) (18) Income taxes (130) (161) (44) (67) Effective tax rate 17.8% 29.0% (53.0) % 22.8 % In December 2024, VEON Ltd. redomiciled from the Netherlands with a statutory tax rate of 25.8% to United Arab Emirates which has a statutory tax rate of 9%. The Group’s effective corporate income tax rate for the nine- and three-month periods ending September 30, 2025, was 17.8% and (53.0)%, respectively, compared to the statutory tax rate of 9% in Dubai, United Arab Emirates. The negative rate in the three-month period reflects Group-level consolidated losses arising from subsidiary disposals (Kyrgyzstan) and listing expense, while certain subsidiaries generated taxable profits and recorded current income tax expense in their local jurisdictions. The nine- month effective rate is attributable to the normalization of tax outcomes following completion of the Deodar transaction in Q2 2025 in addition to lower overall profit before tax due to disposals and listing expense. Global Minimum Tax The Group is in scope of the enacted Pillar Two legislation and has performed an assessment of the Group’s exposure to Pillar Two income taxes. The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities in the Group. Based on the assessment, the Pillar Two effective tax rates in the majority of jurisdictions in which the Group operates are above 15%. As of September 2025, the Group has accumulated approximately US$9,018 of tax losses and US$417 of other tax attributes across various jurisdictions, which can be carried forward and utilized against future taxable profits. The Group has applied the International Accounting Standards (“IAS”) 12 exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 17

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

INVESTING ACTIVITIES OF THE GROUP

5 SIGNIFICANT TRANSACTIONS

During the nine-month period ended September 30, 2025

NASDAQ listing of Kyivstar Group via de-SPAC transaction

As disclosed in Note 1, on August 14, 2025, Cohen Circle (or SPAC), merged with a subsidiary of the Company, with Cohen Circle surviving the merger. As part of this transaction, Kyivstar Group effectively acquired SPAC's net assets of approximately US$162 (consisting of US$178 in cash and liabilities of US$16 in accrued transaction costs), in exchange for Kyivstar Group common shares, vesting securities and warrants. As a result of the transaction, Kyivstar Group recognized a listing expense calculated as the excess of the consideration transferred above the net assets of Cohen Circle. The listing expense of US$162 was recognized in accordance with IFRS 2 and calculated based on the total fair value of equity issued of US$324, net of the SPAC's net assets acquired of US$162. As a result, VEON's interest in Kyivstar Group decreased from 100% to 89.6% and the Group recognized a non-controlling interest, measured utilizing a proportionate interest method, of US$356 adjusted by a re-attributed portion of accumulated currency translation loss related to the non-controlling interest of US$215. The Group also incurred US$30 of transaction costs that were deducted from the net proceeds from the transaction.

The following table summarizes the proceeds raised net of transaction costs incurred in relation to the transaction:

	Amount
SPAC cash balance	178
SPAC accrued transaction costs	(16)
SPAC cash net of transaction costs	162
Transaction costs incurred by VEON	(30)
Net proceeds from the transaction	**132**

The following table provides the snapshot of fair value of consideration and calculation of listing expense:

USD in millions, except share/warrant and per share/warrant data		Per share/warrant value	Shares / Warrants	Fair Value
Ordinary shares	$	12.70	22,597,245	287
Vesting securities - Tranche 1	$	8.70	661,919	6
Vesting securities - Tranche 2	$	8.10	661,919	5
Warrants fair value (Note 9)	$	3.35	7,666,629	26
Fair value of consideration				324
Cohen Circle Net Assets Acquired				162
Excess of fair value of consideration over Cohen Circle's net assets (IFRS 2 Charge for listing service)				162

The Group issued 7,666,629 warrants in exchange for each of the 7,666,629 issued and outstanding Cohen Circle warrants that were automatically surrendered at the closing date of the transaction. These warrants have been determined to be derivative instruments that will or might be settled other than by the exchange of a fixed amount of cash for a fixed number of own equity instruments, they meet the definition of financial liabilities. The Group has determined that the warrants should be classified as derivative financial liabilities under IFRS and measured at fair value with changes in fair value recognized in the income statement (refer to Note 9 for further details).

The vesting securities represent a potential contingent payment arrangement which are considered a share-based payment under IFRS 2. The vesting is based on a market condition, linked to Kyivstar Group's share price. There is no service condition attached to the vesting of the shares. As a result, this condition is considered to be a non-vesting condition rather than a market condition. The non-vesting condition was taken into account when estimating the grant date fair value of the vesting shares issued. The IFRS 2 fair value of the vesting securities was calculated and included in the determination of the listing expense recognized in the income statement. As the vesting securities are classified as an equity-settled share-based payment, there is no subsequent remeasurement of these securities.

The Company utilized a Monte Carlo simulation model to determine the fair value of the vesting securities. The use of the Monte Carlo simulation model required the Company to make estimates and assumptions, such as expected volatility, expected term and risk-free interest rate which were based on the best information available to management at the time of closing.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 18

VEON sale of Beeline Kyrgyzstan On August 1, 2025, a share purchase agreement was signed between Menacrest AG and Open Joint Stock Company Eldik Bank (“Eldik Bank”) for the sale of Beeline Kyrgyzstan operations. On August 13, 2025, VEON announced that it had completed the sale of Sky Mobile LLC, operating under the Beeline brand in Kyrgyzstan, to Eldik Bank. The transaction was completed following receipt of all necessary regulatory approvals. The following table shows the results for the Beeline Kyrgyzstan transaction that are accounted for in these financials as of September 30: 2025 Sale consideration 45 Carrying amount of net assets at disposal * (43) Gain on sale before reclassification of foreign currency translation reserve 2 Reclassification of foreign currency translation reserve (99) Loss on disposal (97) * Net assets include US$5 relating to cash and cash equivalents at disposal. The following table shows the assets and liabilities disposed on August 13, 2025 relating to Beeline Kyrgyzstan operations as of: August 13, 2025 Non-current assets Property and equipment 39 Intangible assets 10 Deferred tax assets 3 Current assets Inventories 1 Trade and other receivables 15 Other current assets 12 Total assets disposed 80 Non-current liabilities Debt and derivatives 7 Current liabilities Trade and other payables 22 Other non-financial liabilities 8 Total liabilities disposed 37 Sale of Med Cable Limited On March 31, 2025, VEON signed a SPA for the sale of its 100% stake in Med Cable Limited to Algérie Telecom Europe, S.A.U. for a consideration of US$1. Completion of the sale of VEON's stake in Med Cable Limited, which is held by VEON Algeria Holdings B.V. (an indirect subsidiary of the Company), is subject to conditions specified in the SPA. As a result of this anticipated transaction and assessment that control of Med Cable Limited will be transferred, as from the date of the SPA signing, the Company classified Med Cable Limited as held for sale. Refer to Note 6 - Held for sale of these interim condensed consolidated financial statements for the details of the assets and liabilities held for sale relating to Med Cable Limited. Acquisition of Uklon On March 19, 2025, VEON announced its wholly-owned subsidiary Kyivstar had signed an agreement to acquire Uklon group (“Uklon”), a leading Ukrainian ride-hailing and delivery platform. This strategic acquisition marks Kyivstar’s expansion into a new area of digital consumer services in line with VEON’s digital operator strategy. Kyivstar acquired 97% of Uklon shares for a total consideration of US$158 upon the closing of the transaction. The agreement was subject to customary closing conditions and approvals that were obtained on April 2, 2025, the date the acquisition was completed. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 19

The fair values of identifiable assets and liabilities of Uklon at the date of acquisition were: April 2, 2025 Non-current assets Intangible assets 58 Current assets Trade and other receivables 2 Cash and cash equivalents 12 Non-current liabilities Deferred tax liability (7) Current liabilities Trade and employee related payables (6) Other current liabilities (10) Fair value of identifiable net assets 49 Goodwill resulting from acquisition 109 Purchase consideration 158 The following table shows the details of purchase consideration at the acquisition date: April 2, 2025 Cash paid * 141 Fair value of contingent consideration 16 Put option liability 1 Total purchase consideration 158 * Total cash consideration consisted of US$129 for the acquisition of 97% of Uklon Group’s shares and a US$12 payment to settle employee awards. During the three-month period ended September 30, 2025, US$9 of contingent consideration was paid. The following table shows the details of cash outflow during the nine-month period ended September 30, 2025: September 30, 2025 Cash consideration 153 Less: balances acquired Cash and cash equivalents (12) Net outflow of cash - investing activities 141 Contingent consideration of US$12 recognized as of the acquisition date has been fully paid as of September 30, 2025 Employees bonuses contingent consideration liability related to the portion attributable to pre-acquisition service, recognized at the acquisition date at fair value, resulted from the replacement of share-based payment rewards with new bonuses liability that is payable upon fulfillment of certain conditions under the SPA. The possible outcomes range from nil to US$4, with management assessing full payment as highly probable. As part of the agreement, Kyivstar entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon. The put and call options may be exercised from April 2, 2028 through April 2, 2035. As a result, on the acquisition date, VEON determined that it had a present ownership interest in the remaining 3% interest in Uklon and has accounted for the call and put option as part of the consideration transferred and therefore, no non-controlling interest was recognized. Accordingly, the option has been recorded as a financial liability at the present value of the amounts payable on exercise with subsequent changes recognized in the interim condensed consolidated income statement. The fair value of the customer base was determined to be US$32 with an estimated useful life of 10 years. The fair value of the customer base was determined using the multi-period excess earnings. The multi-period excess earnings approach involves forecasting the net earnings expected to be generated by the asset, reducing them by appropriate returns on contributory assets, and then discounting the resulting net cash flows to a present value using an appropriate discount rate. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 20

The fair value of the trademark was determined to be US$18 with an estimated useful life of 10 years. The fair value of the trademark was determined using the relief-from-royalty method under the income approach. This involves forecasting avoided royalties, reducing them by taxes and discounting the resulting net cash flows to a present value using an appropriate discount rate. The fair value of the developed technology intangible asset was determined to be US$8 with an estimated useful life of 3 years. The fair value of the developed technology was determined using the replacement cost approach. In the replacement cost approach, the fair value of an asset is based on the cost of a market participant to reconstruct a substitute asset of comparable utility, adjusted for any obsolescence. The fair value of acquired trade and other receivables is US$2, which is very close to the gross contractual amount, as a loss allowance is insignificant. The significant goodwill recognized from the acquisition of Uklon can be attributed to several factors, including Uklon's strong brand value and established customer relationships, which enhance Kyivstar’s market position. Additionally, the integration of Uklon’s services is expected to create operational synergies, leading to cost savings and improved service offerings. The acquisition also allows for market expansion and increased subscriber growth potential, while Uklon's technological expertise contributes to innovative capabilities. Overall, the goodwill reflects the anticipated future economic benefits arising from these elements. The goodwill will not be deductible for tax purposes. There were no transactions recognized separately from the acquisition of assets and assumption of liabilities in the business combination. From the date of acquisition, Uklon contributed US$46 of revenue and US$14 profit before tax to VEON. If the acquisition had taken place at the beginning of the year, the contribution to revenue would have been US$66 and contribution to the profit before tax for VEON would have been US$19. These amounts have been calculated using Uklon’s results and adjusting them for: • differences in the accounting policies between VEON and Uklon, and • additional amortization that would have been charged on the assumption that the fair value adjustments to intangible assets had applied from January 1, 2025, together with their consequential tax effects. Acquisition-related costs of US$0.5 are included in selling, general and administrative expenses in the interim condensed combined income statement, and in operating cash flows in the interim condensed combined statement of cash flows. The accounting for purchase of Uklon is provisional as the valuation of certain intangible assets, trade and other receivables, current, non-current liabilities and residual goodwill related to this acquisition is not complete. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are preliminary based on management’s estimates and assumptions and may be subject to change as additional information is obtained within the measurement period (not to exceed 12 months from the acquisition date ending April 2, 2026). During the three-month period ended September 30, 2025, VEON recorded measurement period adjustments related to the acquisition of Uklon to reflect additional information identified after the six-month period ended June 30, 2025. The adjustments include recognition of US$6 of unpaid transaction costs as assumed liabilities and a total decrease of US$1 related to the fair value of the put option liability and deferred tax liability. As a result, the fair value of identifiable net assets decreased from US$54 million to US$49, and goodwill increased from US$104 to US$109. These adjustments were made within the measurement period and reflect facts and circumstances existing at the acquisition date. VEON sale of its Pakistan tower portfolio to Engro Corp On December 5, 2024, VEON announced that it is entering into a strategic partnership with Engro Corporation Limited (“Engro Corp”) with respect to the pooling and management of its infrastructure assets, starting in Pakistan. Under the partnership, VEON's infrastructure assets under Deodar (Private) Limited (“Deodar”), a wholly owned subsidiary of VEON, will vest into Engro Corp via a scheme of arrangement upon completion of conditions under the partnership which primarily include receipt of regulatory approvals from relevant Government authorities in Pakistan. VEON will continue to lease Deodar’s extensive infrastructure for the provision of nationwide mobile voice and data services under a long-term partnership agreement. On April 30, 2025, based on the expected closing conditions of the transaction, management assessed that the sale of Deodar is considered to be highly probable and therefore, the assets and liabilities of Deodar were classified as held for sale. Following the classification as held for sale, the Company did not account for depreciation and amortization expenses of Deodar’s assets. On June 3, 2025, upon successful completion of the transaction after all regulatory and other approvals were obtained, control over Deodar was assessed to be transferred to Engro Corp. As per the terms of the agreement, total consideration was US$562.5 out of which US$187.5 was paid upfront and remaining was to be paid in US$20 equal monthly installments over the period of 19 months from date of completion. The deferred sale consideration was discounted and recognized at present value resulting in total consideration to be recorded at the date of completion for US$547.5. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 21

PMCL and Engro Corp also entered into a Master Tower Agreement ("MTA") under which VEON leased back the extensive part of the sold Deodar's infrastructure assets for an initial non-cancellable lease term of 12 years. Overall, lease liabilities in the amount of US$633 and, as a result of the sale-and-leaseback arrangements, retained right-of-use assets together with the service component in the amount of US$333 were recognized. The portion of the gain attributable to the retained use of the sold assets, amounting to US$300, will have an impact on profit or loss in later periods by way of lower depreciation of the capitalized right-of-use assets. Furthermore, US$454 of the cumulative amount of the exchange differences gains related to Deodar foreign operations recognized in other comprehensive income was reclassified from equity to consolidated income statement upon disposal and net deferred tax assets of US$109 were recognized in the consolidated statement of financial position. Overall, a gain on sale of subsidiary of US$502 was recognized as disclosed in table below. The following table shows the results for the Deodar sale transaction that are accounted for in these financials as of September 30: 2025 Sale consideration 548 Carrying amount of net assets at disposal * (200) Gain on sale before reclassification of foreign currency translation reserve and sale and lease back implication 348 Right of use assets recognized 333 Lease liabilities recognized (633) Reclassification of foreign currency translation reserve 454 Gain on disposal 502 Deferred tax asset, net 109 * Net assets include US$7 relating to cash and cash equivalents at disposal. The following table shows the assets and liabilities disposed on June 3, 2025 relating to Deodar operations as of: June 3, 2025 Non-current assets Property and equipment 92 Goodwill 58 Deferred tax assets 65 Other non-current assets 1 Current assets Trade and other receivables 357 Other current assets 65 Total assets disposed 638 Non-current liabilities Debt and derivatives 27 Other non-current liabilities 9 Current liabilities Trade and other payables 388 Debt and derivatives 14 Total liabilities disposed 438 Sale of VEON Wholesale Services B.V. On March 7, 2025, VEON signed a SPA for the sale of its 100% stake in VEON Wholesale Services B.V. ("VWS") to H & Suliman Consulting LLC for a consideration of US$3. Completion of the sale of VEON's stake in VWS, which is held by VEON Amsterdam B.V. (an indirect subsidiary of the Company), was subject to conditions specified in the SPA and on April 2, 2025, the control of VWS was transferred to H & Suliman Consulting LLC and the Company recorded a loss on sale of subsidiary of US$5. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 22

During the nine-month period ended September 30, 2024 Sale of TNS+ in Kazakhstan On May 28, 2024, VEON announced that it signed a share purchase agreement ("TNS+ SPA") for the sale of its 49% stake in Kazakh wholesale telecommunications infrastructure services provider, TNS Plus LLP ("TNS+"), included within the Kazakhstan operating segment, to its joint venture partner, the DAR group of companies for total deferred consideration of US$138. As a result of this anticipated transaction and assessment that control of TNS+ will be transferred, as from the date of the TNS+ SPA signing, the Company classified its TNS+ operations as held for sale and thereafter, the Company no longer accounted for depreciation and amortization for TNS+ operations. The closing of the transaction was subject to customary regulatory approvals in Kazakhstan which were subsequently obtained. Accordingly, the sale was completed on September 30, 2024, and the Company recognized a US$66 gain on disposal of TNS+, which includes the recycling of currency translation reserve in the amount of US$44. In November 2024, the Company has received US$38 of the total deferred consideration and the remaining US$100 received in February 2025 The following table shows the results for the disposal of TNS+ that are accounted for in these financial statements as of September 30, 2024: 2024 Deferred consideration to be settled in cash 138 Carrying amount of net assets at disposal (50) Gain on sale before reclassification of foreign currency translation reserve and non-controlling interests 88 Derecognition of non-controlling interest 22 Reclassification of foreign currency translation reserve (44) Gain on disposal of TNS+ 66 Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 23

6 HELD FOR SALE During nine-month period ended September 30, 2025 As disclosed in Note 5 - Significant transactions of these interim condensed consolidated financial statements, the following table provides the details over assets and liabilities classified as held-for-sale as of: Assets held-for-sale Liabilities held-for-sale September 30, 2025 December 31, 2024 September 30, 2025 December 31, 2024 Kyrgyzstan — 72 — 28 Medcable — — 4 — Total assets and liabilities held for sale — 72 4 28 Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 24

7 PROPERTY AND EQUIPMENT The following table summarizes the movement in the net book value of property and equipment for the nine-month period ended September 30: 2025 2024 Balance as of January 1 3,016 2,898 Additions 1,037 559 Modifications and re-assessments 96 64 Disposals (26) (71) Divestment and reclassification as held for sale (96) (32) Depreciation (429) (396) (Impairment) / reversal of impairment, including provisions / write-off (6) (2) Currency translation (17) (123) Transfers (9) 2 Balance as of September 30 3,566 2,899 * Certain prior period comparatives have been represented to conform with the current year presentation. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 25

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

8 INTANGIBLE ASSETS

The following table summarizes the movement in the net book value of intangible assets, including goodwill for the nine-month period ended September 30:

	2025	2024
Balance as of January 1	**1,510**	**1,619**
Acquisition	167	—
Additions	84	68
Disposals and write offs	(1)	(4)
Divestment and reclassification to held for sale	(58)	(8)
Amortization	(169)	(149)
Currency translation	(8)	(44)
Transfers	10	(1)
Balance as of September 30	**1,535**	**1,481**

Goodwill

Included within total intangible asset movements for the nine-month period ended September 30, 2025, as shown above, are the following movements in goodwill for the group, per cash generating unit **("CGU")**:

CGU	September 30, 2025	Others	Currency translation	Divestments	Acquisitions	January 1, 2025
Pakistan	123	—	(2)	(58)	—	183
Kazakhstan	107	—	(5)	—	—	112
Uzbekistan	31	—	2	—	—	29
Ukraine	15	1	—	—	—	14
Uklon *	109	—	—	—	109	—
Total	**385**	**1**	**(5)**	**(58)**	**109**	**338**

* *Uklon, acquired in Q2 2025 has been identified as a separate CGU within the Ukraine operating segment.*

** *For acquisitions and divestments, refer to Note 5 - Significant transactions of these interim condensed consolidated financial statements for further details.*

Impairment analysis

Goodwill is tested for impairment annually (at September 30) or when circumstances indicate the carrying value may be impaired. The Company's impairment test is primarily based on fair value less cost of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management adjusted to align with an average market participant view, where necessary. The Company considers, amongst other things, the relationship between its market capitalization and its book value, as well as the weighted average cost of capital and the quarterly financial performance of each cash-generating unit ("CGU") when reviewing for indicators of impairment in interim periods. Refer to the table above for an overview of the carrying value of goodwill per CGU.

During 2025, the Company implemented certain enhancements to its impairment testing framework to align with post-IFRS 16, *Leases*, practices and evolving market conditions. These include:

- Aligning the valuation methodology to fully reflect the impact on both recoverable and carrying amounts;
- Applying a multi-period weighted average cost of capital (WACC) to capture short-term inflation volatility and changing risk profiles across the Company's markets; and
- Updating terminal growth rate assumptions to align with in-country long-term inflation expectations.

These methodological updates do not represent a change in the underlying valuation approach, but rather refinements to ensure continued compliance and consistency with current market and accounting practices.

The Company will provide detailed disclosures of key assumptions, methodologies, and sensitivity analyses in its annual consolidated financial statements for the year ended 31 December 2025.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 26

VEON performed its annual impairment testing at September 30, 2025. For further details regarding calculations and assumptions used for impairment testing, refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2024. Impairment losses in 2025 The Company performed its annual impairment testing of goodwill as of September 30, 2025, and also tested non-goodwill CGUs for impairment as of the same date. Bangladesh is a non-goodwill CGU, and therefore not subject to the mandatory annual impairment testing. However, the Bangladesh CGU had limited headroom following the reversal of impairment in 2022 and is continuously monitored. As such, the Company performed valuation tests at September 30, 2025, to assess if a further impairment or reversal of impairment was required. Based on the analysis performed, no impairment nor reversal of impairment was identified for any CGUs. Impairment losses in 2024 The Company performed its annual impairment testing of goodwill as of September 30, 2024, and also tested non-goodwill CGUs for impairment as of the same date. Bangladesh is a non-goodwill CGU, and therefore not subject to the mandatory annual impairment testing. However, the Bangladesh CGU had limited headroom following the reversal of impairment in 2022 and is continuously monitored. As such, the Company performed valuation tests at September 30, 2024, to assess if a further impairment or reversal of impairment was required. Based on the analysis performed, no impairment nor reversal of impairment was identified for any CGUs. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 27

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

FINANCING ACTIVITIES OF THE GROUP

9 INVESTMENTS, DEBT AND DERIVATIVES

The Company holds the following investments and derivative assets:

	September 30, 2025	December 31, 2024 *
At fair value		
Other investments	37	30
	37	**30**
At amortized cost		
Security deposits and cash collateral	136	117
Bank deposits	2	2
Deferred consideration from sale of subsidiary	309	101
Other investments	110	172
	557	**392**
Total investments and derivatives	**594**	**422**
Non-current	229	65
Current	365	357

** Certain prior period comparatives have been represented to conform with the current year presentation.*

Security deposits and cash collateral

Security deposits and cash collateral measured at amortized cost mainly consist of restricted bank deposits of US$19 (2024: US$32) and restricted cash of US$102 (2024: US$63), which are mainly held at our banking operations in Pakistan and our operating companies in Ukraine.

Deferred consideration from sale of subsidiary

This includes US$309 deferred consideration for the sale of Deodar, US$54 was received during the three-month period ended September 30, 2025 (2024: US$101 related to deferred consideration for the sale of the Company's stake in TNS+).

Other Investments

Other investments at fair value are measured at fair value through other comprehensive income and relate to investments held in Pakistan US$4 (2024: US$4) and Bangladesh US$33 (2024: US$26). As a result of revaluations, a US$7 gain was recorded during the period.

Other investments at amortized cost include, a loan granted by VIP Kazakhstan Holding AG to minority shareholder Crowell Investments Limited of US$14 (2024: US$69), investment in Pakistan sovereign bonds of US$33 (2024: US$27), short term repo lending at our banking operations in Pakistan of US$59 (2024: US$42) and USD denominated local sovereign bonds held by our operating company in Ukraine with tenors of 3-6 months of nil (2024: US$30).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 28

The Company holds the following debt and derivative liabilities: September 30, 2025 December 31, 2024 At fair value Warrants 31 — 31 — At amortized cost Borrowing, of which 3,112 3,348 i) Principal amount outstanding 3,051 3,265 ii) Other Borrowings 61 83 Interest accrued 86 57 Discounts and unamortized fees (18) (12) Bank loans and bonds 3,180 3,393 Lease liabilities 1,750 1,030 Other financial liabilities 182 271 5,112 4,694 Total debt and derivatives 5,143 4,694 Non-current 4,032 3,028 Current 1,111 1,666 Other borrowings include long-term capex accounts payables of US$61 (2024: US$83). Warrants As disclosed in Note 5, each of the 7,666,629 issued and outstanding Cohen Circle warrants were automatically surrendered and exchanged for 7,666,629 Kyivstar Group warrants. The warrants became exercisable 30 days after the completion of the Business Combination. The warrants will expire five years after the completion of a Business Combination or earlier upon redemption by Kyivstar Group or liquidation of Kyivstar Group. The warrants may be redeemed when the price per common share equals or exceeds US$18.00. Once the warrants become exercisable, the Company may redeem the warrants: • in whole and not in part; • at a price of US$0.01 per warrant; • upon not less than 30 days’ prior written notice of redemption to each warrant holder; and if, and only if, the closing price of the Company’s common shares equals or exceeds US$18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the notice of redemption is given to the warrant holders. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Each warrant entitles the holder to purchase one common share at an exercise price of US$11.50 per share. The warrants are exercisable from September 14, 2025, and will expire on August 14, 2030. During the nine-month period ended September 30, 2025 one warrant was exercised leaving 7,666,628 warrants outstanding on September 30, 2025. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 29

Significant changes in financial assets and financial liabilities There is no other significant increase in financial assets except for the one already disclosed in tables and notes above in this section, while the increase in lease liabilities resulted in higher financial liabilities during the nine-month period ended September 30, 2025. Furthermore, there were no changes in risk management policies as disclosed in the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2024. During the nine-month period ended September 30, 2025 KaR-Tel Limited Liability Partnership credit facilities On January 29, 2025, KaR-Tel Limited Liability Partnership (“KaR-Tel”) signed a new bilateral credit facility agreement with Forte Bank JSC of KZT22.5 billion (US$43) with a maturity of 5 years. The interest rate on this facility is National Bank of Kazakhstan base rate plus 4%, with the interest being fixed until maturity for each tranche drawn under the facility. Kar-Tel utilized KZT12 billion (US$24) from this facility during February and March 2025. Unanimous Support from Noteholders Voting in Consent Solicitation On January 30, 2025, VEON announced the successful completion of a bond consent solicitation process undertaken by VEON Holdings. Pursuant to this consent solicitation process, VEON secured approval from holders of its 2027 bonds (ISIN: Reg S: XS2824764521/ Rule 144A: XS2824766146) to substitute VEON Holdings with VEON MidCo as the Issuer and to make certain other amendments to the terms and conditions of the Issuer’s Senior Unsecured Notes due November 25, 2027. At the January 30, 2025, meeting, 95.83% of the bonds were represented, and the proposal received unanimous support. VEON MidCo substituted VEON Holdings as the Issuer on April 8, 2025, upon completion of the demerger. Successful Syndication of US$210 Term Loan On March 27, 2025, VEON announced the successful syndication of a 24 months, US$210 senior unsecured term loan under a new facility agreement from a consortium of international lenders, including ICBC Standard Bank and leading GCC banks. The facility will bear interest at Term SOFR plus 425 bps. Following the legal demerger of VEON Holding, VEON Midco is the substituted borrower. The facility was fully drawn in early April 2025. Pakistan Mobile Communication Limited bilateral credit facilities In April 2025, PMCL signed and utilized PKR 5 billion (US$18) each from bilateral facilities from Bank Alfalah Limited and Habib Bank Limited, totaling PKR 10 billion (US$36). Each facility has a maturity of 10 years. In May 2025, PMCL signed and utilized PKR 32 billion (US$113) from three bilateral facilities from Askari Bank Limited, Faysal Bank Limited and Meezan Bank Limited. Each facility has a maturity of 10 years. Issuance of PKR Sukuk bond by PMCL In April 2025, PMCL issued a short-term PKR sukuk bond of PKR 15 billion (US$53) having a maturity of 6 months. Repayment of VEON Holdings 4.00% Senior Notes: On April 9, 2025, VEON Holdings repaid its outstanding 4.00% Senior Notes amounting to US$472 at their maturity date. Repayment of VEON Holdings 6.30% (RUB) Senior Notes: On June 18, 2025, VEON Holdings repaid its outstanding 6.30% (RUB) Senior Notes amounting to RUB7.84 billion (US$100) at their maturity date. VEON raises US$200 in Private Bond Placement On July 2, 2025, VEON announced that it completed the pricing of a private placement of US$200 of senior unsecured notes due 2029 with institutional investors. The Notes, issued by VEON MidCo B.V., are priced at par and have an annual interest rate of 9%. The instrument’s credit rating from S&P and Fitch is BB-. The Notes are guaranteed by VEON Amsterdam B.V. and rank pari passu with VEON HQ’s outstanding debt. Uzbekistan bilateral credit facility On July 4, 2025, Unitel secured a bilateral credit facility of UZS 500 billion (US$40) with a tenor of 5-years. Unitel utilized UZS 305 billion (US$25) from this facility through drawdowns in July and August 2025. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 30

During the nine-month period ended September 30, 2024 Banglalink Digital Communications Ltd. ("BDCL") syndicated credit facility BDCL utilized the remaining BDT 3 billion (US$27) under its existing syndicated credit facility of BDT 8 billion (US$73) during January 2024 and February 2024. Repayment of Revolving Credit Facility ("RCF") US$1,055 RCF, commitments of US$250 maturing in March 2024 were repaid during February 2024, and in March 2024, the remaining amounts outstanding and commitments of US$805, originally due in March 2025, were repaid and the RCF was cancelled. Issuance of PKR Sukuk bond by Pakistan Mobile Communication Limited ("PMCL") In April 2024, PMCL issued a short-term PKR sukuk bond of PKR 15 billion (US$52) with a maturity of six months which has subsequently been repaid in October 2024. The coupon rate was three months Karachi Interbank Offered Rate (KIBOR) plus 25 bps per annum. Pakistan Mobile Communication Limited ("PMCL") syndicated credit facility In May 2024, PMCL secured a syndicated credit facility of up to PKR 75 billion (US$270) including green shoe option of PKR 15 billion with a tenor of 10 years. PMCL utilized PKR 43 billion (US$154) from this facility through drawdowns in May and June 2024 with a further PKR 22 billion (US$78) drawn in July 2024. PMCL bilateral credit facilities In May 2024, PMCL utilized PKR 15 billion (US$54) from three bilateral ten years credit facilities of PKR 5 billion (US$18) each from different banks. VEON Holdings consent solicitations to noteholders In April 2024, VEON Holdings launched a consent solicitation process to its noteholders, seeking their consent for certain proposals regarding its notes. The most notable proposals were to extend the deadline for the provision of audited consolidated financial statements of VEON Holdings for the years ended December 31, 2023 and December 31, 2024 on a reasonable best efforts basis by December 31, 2024 and by December 31, 2025, respectively, and to halt further payments of principal or interest on the notes of the relevant series that remain outstanding and were not exchanged. Consent was achieved on the April 2025, June 2025, and November 2027 notes and VEON Holdings subsequently issued new notes with identical maturities to the April 2025, June 2025, and November 2027 notes (any such new notes, the "New Notes") to the noteholders who participated in the consent process and tendered the original notes (“Old Notes”) which were exchanged for the New Notes and subsequently (economically) canceled. For the September 2025 and September 2026 notes, VEON Holdings was unable to achieve consent; however, VEON Holdings subsequently redeemed these notes in June 2024 (refer to the Make-whole call section below). VEON Holdings has continued and will need to continue to provide the remaining holders of Old Notes maturing in April 2025, June 2025 and November 2027 further opportunities to exchange their Old Notes into corresponding New Notes maturing in April 2025, June 2025 and November 2027, respectively. As of September 30, 2024, US$1,564 of New Notes due April 2025, June 2025 and November 2027 were outstanding and there were US$112 of remaining Old Notes subject to potential conversion to New Notes. Following further conversions in November 2024, US$6 equivalent of April 2025, June 2025 and November 2027 Old Notes were exchanged for New Notes. As of November 6, 2024, the equivalent amount of New Notes outstanding is US$1,566 and the remaining Old Notes that are subject to potential conversion to New Notes is US$105. VEON Holdings is not required to make any further principal or coupon payments under the Old Notes. On November 21, 2024, the Company delivered the audited consolidated financial statements for the year ended December 31, 2023, of its subsidiary, VEON Holdings, to the holders of the outstanding notes of VEON Holdings, ahead of the extended deadline of December 31, 2024, granted by noteholders in the consent solicitation process. Make-whole call In June 2024, VEON Holdings executed an early redemption of its September 2025 and September 2026 notes. These notes were fully repaid on June 18, 2024. Aggregate cash outflow including premium was RUB (US$53). Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 31

Sale of Russian operations deferred consideration settlement On October 9, 2023, VEON announced the completion of its exit from Russia with closing of the sale of its Russian operations. Upon completion of the sale, control of VimpelCom was transferred to the buyer. Additionally, the agreed amount of the bonds of VEON Holdings acquired by PJSC VimpelCom representing an aggregate total nominal value of US$1,576 were transferred to Unitel LLC (a wholly owned subsidiary of the Company) and offset against the purchase consideration of RUB130 billion (approximately US$1,294 on October 9, 2023) The remaining US$72 equivalent bonds were transferred to Unitel LLC., upon receipt of the OFAC license in June 2024, to offset the remaining deferred purchase price for PJSC VimpelCom in July 2024. As of September 30, 2024, VEON had a US$12 receivable related to the sale of towers in Russia recognized in prior periods that was also assigned to the Company as part of the sale transaction that was subsequently settled in October 2024. KaR-Tel Limited Liability Partnership credit facilities On September 25, 2024 KaR-Tel Limited Liability Partnership ("KaR-Tel") signed a new bilateral credit facility with JSC Nurbank of KZT 18 billion (US$37) with a maturity of five years. The interest rate on this facility is National Bank of Kazakhstan base rate plus 1.25%, with the interest being fixed until maturity for each tranche drawn under the facility. Subsequent to quarter end, Kar- Tel fully utilized the facility. Unitel LLC credit facility On September 6, 2024 Unitel LLC signed a new credit facility agreement with Hamkor Bank for UZS 200 billion (US$15) with a maturity of two years and an interest rate of 25.8% per annum. Subsequent to quarter end, Unitel LLC fully utilized the facility. Banglalink Digital Communications Ltd. ("BDCL") short term credit facilities During the nine months period ending on September 30, 2024, Banglalink withdrew BDT 11 billion (US$93) through various short-term facilities from different local banks. Fair values The carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table above, with the exception of: • 'Bank loans and bonds, including interest accrued', for which fair value is equal to US$3,092 at September 30, 2025 (December 31, 2024: US$3,157); and • 'Lease liabilities', for which fair value has not been determined. Fair values are estimated based on quoted market prices for our bonds, derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile. Observable inputs (Level 2) used in valuation techniques include interbank interest rates, bond yields, swap curves, basis swap spreads, foreign exchange rates and credit default spreads. The Warrants are measured at fair value as of each reporting period. As the Warrants are traded on an active market, the fair value of the warrants is a level 1 fair value measurement. Changes in the fair value of the Warrants are recorded in the statements of operations for each period within other non-operating (loss) / gain, net. On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels. This depends on how the Company is able to obtain the underlying inputs when assessing the fair valuations. During the nine- month period ended September 30, 2025, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 32

10 CASH AND CASH EQUIVALENTS Cash and cash equivalents consisted of the following items: September 30, 2025 December 31, 2024 Cash at banks and on hand 690 889 Short-term deposits with original maturity of less than three months 973 800 Cash and cash equivalents* 1,663 1,689 * Cash and cash equivalents include an amount of US$282 (2024: US$242) relating to banking operations in Pakistan. Customer deposits balance of US$632 (2024: US$556) is included in the ‘Trade and other payables’. Cash and cash equivalent balances exclude restricted cash and deposits held within the Group. Cash balances as of September 30, 2025, include investments in money market funds of US$151 (December 31, 2024: US$98). As of September 30, 2025, US$456 (2024: US$437) of cash at the level of Ukraine was subject to currency restrictions that limited ability to upstream the cash or make certain payments outside the country, but these balances are otherwise freely available to the Ukrainian operations. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 33

11 ISSUED CAPITAL The following table details the common shares of the Company as of: September 30, 2025 December 31, 2024 Authorized common shares (nominal value of US$0.001 per share) 1,849,190,667 1,849,190,667 Issued shares, including 124,300,558 (2024: 83,706,608) shares held by a subsidiary of the Company 1,849,190,667 1,849,190,667 The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. The common share to ADS ratio is 25:1. VEON’s Board of Directors approved a share buyback program of up to US$100 on July 31, 2024. On December 9, 2024, VEON announced that its Board of Directors approved the commencement of the first phase of its share buyback program with respect to VEON Ltd.'s ADS. The first phase of the share buyback program was for an amount of up to US$30 and was completed on January 27, 2025. An aggregate of 17,370,400 shares were repurchased, of which 12,346,225 were repurchased for US$23 during the nine-month period ended September 30, 2025. In March 2025, VEON commenced its second phase of the share buyback program and up to US$35 of shares was approved to be repurchased and was completed on May 21, 2025. During the nine-months period ended September 30, 2025, a total of 18,300,375 shares were repurchased related to the second phase for a total of US$35. On June 16, 2025, VEON announced that it would shortly commence the third phase of the share buyback program and up to US$35 was approved. During the nine-month period ended September 30, 2025, a total of 18,075,675 shares were repurchased related to the third phase for a total of US$35. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 34

12 DIVIDENDS PAID AND PROPOSED / DECLARED There were no dividends declared by VEON Ltd. to owners of the equity, in the nine-month period ended September 30, 2025 and nine-month period ended September 30, 2024. The Company makes appropriate tax withholding of up to 15% when dividends are paid to the Company’s share depository, The Bank of New York Mellon. There were US$67 and US$44 dividends declared by subsidiaries within the VEON Group to non-controlling interests in the nine-month period ended September 30, 2025 and September 30, 2024 respectively. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 35

ADDITIONAL INFORMATION 13 RELATED PARTIES For the nine-month period ended September 30, 2025 Key management personnel compensation On July 24, 2025, a total of 65,761 ADSs (equivalent to 1,644,025 common shares) were transferred to a Group Executive Committee Member under the 2021 Deferred Share Plan. These shares were originally granted on March 30, 2023, and vested on March 15, 2025. On July 30, 2025, and August 4, 2025, 45,634 ADSs (equivalent to 1,140,850 common shares) and 40,547 ADSs (equivalent to 1,013,675 common shares), under the Long-Term Incentive Plan were transferred to two rotational members of the Group Executive Committee. These shares were originally granted on October 18, 2022, and vested on December 31, 2024, upon the achievement of defined performance conditions. Similarly, on September 15, 2025, a total of 109,160 ADSs (equivalent to 2,729,000 common shares) were transferred to a Group Executive Committee Member under the Long-Term Incentive Plan. These shares were originally granted on January 10, 2024, and vested on July 31, 2024, upon the achievement of defined performance conditions. The transfer was completed following the expiration of the Regulation S Category 3 restriction period in August 2025. On August 26, 2025, two equity settled vested grants of 20,000 ADSs (equivalent to 500,000 common shares) and 10,953 ADSs (equivalent to 273,825 common shares) were transferred to a Board Member under the 2021 Deferred Share Plan. These shares were originally granted in April 2024 and vested immediately. The transfer was completed once the restriction period ended and the agreed release date was reached. Other related parties On June 7, 2024, the Company entered into a letter agreement as amended on August 1, 2024 (the “2024 Agreement”) with Impact Investments which will provide strategic support and board advisory services to the Company and Kyivstar. Michael Pompeo, who was appointed to the Board of Directors of the Company on May 31, 2024, serves as Executive Chairman of Impact Investments. He was re-appointed on May 8, 2025 on the Board of Directors of the Company in the 2025 AGM. As of September 30, 2025, US$0.45 of expense has been recognized related to the monthly cash payments and US$3 of expense has been recognized related to share-based payment expense related to the 2024 Agreement. On June 7, 2025, the second tranche of Warrant A for a value of US$2 worth of shares (based on the 90-day average closing price of VEON ADS) or 1,087,855 common shares (equal to 43,514 ADS) vested. For the nine-month period ended September 30, 2024 In January 2024, Group Chief Executive Officer (“GCEO”) was granted 3,201,250 common shares (equal to 128,050 ADSs) under Long Term Incentive Plan (“LTIP”). In July 2024, these shares vested after meeting the required performance objectives, whereby a portion (472,250 shares, equal to 18,890 ADSs) was settled in cash for US$0.5 in August 2024 and the remaining shares (2,729,000 shares, equal to 109,160 ADSs) are expected to be transferred after August 2025. In April 2024, the GCEO vested 1,431,220 equity-settled common shares (equal to 57,249 ADSs) under the 2021 Deferred Share Plan ("2021 DSP") for Short-Term Incentive ("STI") 2023, which were transferred in June 2024. In June 2024, the GCEO also received 2,393,275 common shares (equal to 95,731 ADSs) related to 3,662,240 common shares (equal to 146,490 ADSs) that had vested in September 2023 under the 2021 DSP. The remaining 1,268,965 common shares (equal to 50,759 ADSs) were withheld for tax purposes. In April 2024, 10,457,359 equity-settled awards in common shares in the Company (equal to 418,294 ADSs) were granted to the GEC under the LTIP. The vesting of these shares is linked to the VEON shares’ relative Target Shareholder Return ("TSR") performance against VEON’s peer group which will be assessed at the end of the three-year performance period, on December 31, 2026. In April 2024, the GCFO at the time was granted and immediately vested in 434,549 equity settled common shares (equal to 17,382 ADSs) under the 2021 DSP for successfully completing key projects. Additionally, 520,519 equity-settled common shares in the Company (equal to 20,821 ADSs) were granted and vested immediately under the same plan for STI 2023. In June 2024, the GCFO received 482,325 common shares (equal to 19,293 ADSs), while 472,743 common shares (equal to 18,910 ADSs) were withheld for tax purposes related to the April 2024 grants. Also, in June 2024, the GCFO received 52,550 common shares Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 36

(equal to 2,102 ADSs) related to 104,047 common shares (equal to 4,162 ADSs) that vested in December 2023 under the 2021 DSP. The remaining 51,497 common shares (equal to 2,060 ADSs) were withheld for tax purposes. In April 2024, the General Counsel (“GC”) was granted and immediately vested in 372,470 equity-settled awards in common shares (equal to 14,899 ADSs) under the 2021 DSP for successfully completing key projects. Additionally, 288,703 equity-settled awards in common shares (equal to 11,548 ADSs) were granted and vested immediately under the 2021 DSP in April 2024 for STI 2023. In June 2024, 333,900 common shares (equal to 13,356 ADSs) of the vested awards were transferred to the GC while 327,273 common shares (equal to 13,091 ADSs) were withheld for tax purposes. In April 2024, VEON granted a total of 1,821,475 equity-settled awards and 3,095,300 cash-settled awards in common shares (equal to 72,859 and 123,812 ADSs, respectively) under the 2021 DSP to its current and former Board of Directors. By July 2024, 1,648,225 of the equity-settled common shares (equal to 65,929 ADSs) were vested and transferred to the Board members and 173,250 common shares (equal to 6,930 ADSs) were withheld for tax purposes. In July 2024, cash settled awards of 773,825 shares (equal to 30,953 ADSs) awarded in April 2024 under 2021 DSP to a current Board member, were modified to equity settled grants. Also, a cash settled grant of 250,000 shares (equal to 10,000 ADSs), awarded in July 2023 and vested immediately to a current Board member, was settled in the month of July 2024 for US$0.3. During the nine-month period ended September 30, 2024, a total of US$23 (2023: US$13) of expense was recognized related to share-based payments to related parties and other employees as a part of the Company's Incentive Plans. On June 7, 2024, the Company entered into a letter agreement as amended on August 1, 2024 (the “2024 Agreement”) with Impact Investments which will provide strategic support and board advisory services to the Company and JSC Kyivstar (a wholly owned indirect subsidiary of the Company). Michael Pompeo, who was appointed to the Board of Directors of the Company on May 31, 2024, serves as Executive Chairman of Impact Investments. In exchange for the services provided, the Company will pay Impact Investments US$0.1 in cash per month on or about the 7th day of each month during the term of the 2024 Agreement. Further, the Company has granted to Impact Investments three common share warrants (hereby “Warrant A”, “Warrant B”, and “Warrant C”), with a value of $12, $2, and $2 worth of common shares in the capital of the Company, respectively. Warrant A vest ratably semi-annually over a period of three years subject to achievement of vesting conditions. One half of Warrant B will vest on the date that is six months after the three years anniversary of the 2024 Agreement, subject to Impact Investments’ initial term being extended for a fourth year and the satisfaction of the other vesting conditions. The remainder of Warrant B will vest on the four years’ anniversary of the 2024 Agreement, subject to the achievement of the vesting conditions. One half of Warrant C will vest on the date that is six months after the four years’ anniversary of the 2024 Agreement, subject to Impact Investments’ initial term being extended for a fourth year and the satisfaction of the other vesting conditions. The remainder of Warrant C will vest on the five years’ anniversary of the 2024 Agreement, subject to the achievement of the vesting conditions. The number of common shares to be transferred will be determined on the vesting date based on the 90-day average trading price. Finally, the Company, in its sole discretion, may pay Impact Investments an additional fee up to $3 subject to completion of certain strategic objectives. As of September 30, 2024 US$0.4 of expense has been recognized related to the monthly cash payments and US$3 of expense has been recognized related to Warrant A. As of September 30, 2024, no expense has been recognized related to Warrant B, Warrant C, and the discretionary cash payments. On June 7, 2024, the Company and Impact Investments also entered into a termination letter in connection with a letter agreement between the Company and Impact Investments dated November 16, 2023. Under the terms of the termination letter, the Company paid Impact Investments $2 in common shares or 2,066,954 shares (equal to 82,678 ADS), which common shares were determined on the basis of the 90-day average trading price of the VEON common shares as of the date of the termination letter. These common shares were transferred to Impact Investments in August 2024 and expense of US$2 was recognized as a result, for strategic support and board advisory services to JSC Kyivstar performed by Impact Investments under the letter agreement between the Company, JSC Kyivstar and Impact Investments dated November 16, 2023. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 37

14 RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES Other than disclosed elsewhere in these interim condensed consolidated financial statements and as disclosed in our audited annual consolidated financial statements for 2024 as filed in the Form 20-F on April 25, 2025, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the nine-month period ended September 30, 2025. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 38

15 EVENTS AFTER THE REPORTING PERIOD Acquisition of online classifieds business, OLX Kazakhstan On October 21, 2015, VEON and OLX Group announced that Beeline Kazakhstan, has agreed to acquire 100% of the Kazakh online classifieds business i.e. OLX Kazakhstan (“OLX KZ”), from OLX Group for a total consideration of US$75.The acquisition enhances synergies within Beeline Kazakhstan’s digital ecosystem and remains subject to regulatory approvals and customary closing conditions. KaR-Tel Limited Liability Partnership credit facilities On October 24, 2025, KaR-Tel Limited Liability Partnership (“KaR-Tel”) signed two bilateral credit facility agreements with Bank RBK JSC of KZT40 billion (US$74) & KZT11 billion (US$21) respectively, with a maturity of 5 years. The interest rate for both facilities is based on National Bank of Kazakhstan base rate, with the interest being fixed until maturity for each tranche drawn under the facilities. Kar-Tel utilized KZT15 billion (US$29) during October & November 2025. Changes to the GEC On November 6, 2025, the Company announced that Sebastian Rice has been appointed as Group General Counsel of the Company effective January 1, 2026. Sebastian will succeed the Group’s Acting General Counsel Vitaly Shmakov, who has been appointed as Chief Investment Officer. VEON Commences US$100 Buyback Program On November 17, 2025, VEON announced that its Board of Directors authorized the commencement of the buyback program with respect to VEON Ltd.'s ADS and / or outstanding bonds for a total amount of US$100. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 39

16 BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS BASIS OF PREPARATION The interim condensed consolidated financial statements for the nine and three-month periods ended September 30, 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based. Going Concern These interim condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Due to the adverse effects of the ongoing war in Ukraine, including the potential nationalization of the Group’s subsidiary in Ukraine, heightened geopolitical and sanction risks, potential breaches of loan covenants, and constrained liquidity resulting from limited access to capital markets, the Company previously concluded that substantial doubt existed as to its ability to continue as a going concern and the Company may be unable to realize its assets and discharge its liabilities in the normal course of business due to such material uncertainties. Management has taken actions to address the aforementioned events and conditions that may raise substantial doubt on the Company’s ability to continue as a going concern: • The Group has regained normal access to capital markets and successfully raised new financing during the nine month period ended September 30, 2025 (US$210 in the form of a syndicated loan and US$200 in private bond placements), to support operations and financial needs (refer to Note 1). As a result, the Company’s cash position has strengthened. • The Company has successfully maintained compliance with loan covenants as of September 30, 2025 and assessed that there is no risk of default based on current internal forecasts and analysis (which considers both including and excluding its Ukraine subsidiaries given the aforementioned risks related to the ongoing war) for the period of twelve months from the date of filing of these interim condensed consolidated financial statements. Additionally, as a result of operating results, recent successful capital markets and debt financings, the Company believes it has sufficient cash on hand to meet is current obligations due for the period of twelve months from the date of filing of these interim condensed consolidated financial statements. The Company’s assessment included consideration of forecasted performance, liquidity and covenant compliance under scenarios excluding any potential benefits or dividends from its Ukrainian operations. Cash on hand as of September 30, 2025 is US$1,663 (of which US$456 is in Ukraine). • While the war continues in Ukraine, during the three months ended September 30, 2025 considerable developments were made to mitigate the country specific risks that impact the Company’s operating entities in Ukraine, including, Kyivstar Group’s listing on Nasdaq in August 2025, the Cooperation Memorandum with the Ukrainian Government, unfreezing of Kyivstar’s corporate rights in November 2024, and high-level public and private engagements between VEON, Kyivstar and the most senior members of the Ukrainian Government. Based on these developments and management’s assessment of cash flow projections, available financing facilities, and forecasted compliance with covenants for at least twelve months from the date of approval of these interim condensed consolidated financial statements, management has concluded that the conditions that previously gave rise to a material uncertainty no longer exist. Accordingly, significant doubt about the Company’s ability to continue as a going concern no longer exists. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 40

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2024. A number of new and amended standards became effective as of January 1, 2025, which did not have a material impact on VEON financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective. Dubai, November 24, 2025 VEON Ltd. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the periods ended September 30, 2025 41